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                              [BioMedicines Letterhead]

April 2, 2001

VIA EDGAR, FACSIMILE AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:       BioMedicines, Inc.
          Commission File No. 333-49226 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BioMedicines, Inc. hereby applies for the immediate withdrawal of its entire Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-49226 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 3, 2000.

Pursuant to the Registration Statement, BioMedicines proposed to register shares of its common stock, $0.001 par value per share, for issuance to the public with a proposed maximum offering price of $57,500,000. BioMedicines believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the discretionary sale of the shares of common stock.

No securities were sold in connection with the offering. BioMedicines may undertake a subsequent private offering in reliance on Section 230.155(c).

If you have any questions regarding the foregoing application for withdrawal, please contact Brett D. White, outside counsel of BioMedicines, at (650) 843-5191.

Sincerely,

BioMedicines, Inc.

/s/ MARK MORAN
---------------------------------------
Mark Moran, MD
Chief Executive Officer

cc:       The Nasdaq-Amex Market Group
          Brett D. White



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